Exhibit (a)(1)(H)

Form of Reminder E-mail – Dates may change if expiration date of Offer is extended

The Riverbed Technology, Inc. Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 9:00 p.m., Pacific Time, on May 29, 2008 unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on the Offer website at https://riverbed.equitybenefits.com. If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received via facsimile or by hand delivery by 9:00 p.m., Pacific Time, on May 29, 2008 by:

Wendy Jennings

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, California 94105

Fax: (415) 520-9364

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to response early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Wendy Jennings by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the Offer to Exchange Hotline at (415) 543-2101 or Wendy Jennings, our Director of Employee Shareholder Services, at:

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, California 94105

Tel: (415) 247-6329

Fax: (415) 520-9364

E-mail: wendy.jennings@riverbed.com

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the e-mail from Mike Guerchon, dated May 1, 2008; (3) the Summary of the Option Exchange Program; (4) the Election Form; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; and (6) the Agreement to Terms of Election. You may access these documents on the Offer website at https://riverbed.equitybenefits.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.